UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2010.
Commission File No. 333-08880
MEXICAN SATELLITES, a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
SATÉLITES MEXICANOS, S.A. DE C.V.
Paseo de la Reforma No. 222, Piso 20 y 21
Col. Juárez
06600, México, D.F.
Mexico
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑             Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐             No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On December 23, 2010, Satélites Mexicanos, S.A. de C.V., a Sociedad Anónima de Capital Variable (“Satmex”), entered into a contract for launch services (the “Agreement”) with ILS International Launch Services, Inc. (“ILS”) for the launch of its C- and Ku- band satellite, Satmex 8, which is currently being developed and built for Satmex by Space Systems/Loral, Inc. (“SS/L”) to replace Satmex’s existing Satmex 5 satellite.
The Agreement provides for a launch in the third quarter of 2012. ILS has agreed to work in good faith with Satmex to accommodate any requests by Satmex for acceleration or delay in the launch schedule, subject to the payment of penalties and possible increased costs in certain circumstances.
As previously disclosed in Satmex’s Report on Form 6-K filed with the Securities and Exchange Commission on May 7, 2010, according to Satmex’s estimates, the total Satmex 8 program, including construction, launching and insurance, will cost approximately of U.S.$350 million, which includes the total cost for launch services provided under the Agreement. Amounts due to ILS for launch services under the Agreement are payable in installments on specified dates over the [19] month period following to the execution date of the agreement.
Satmex may terminate the Agreement in its sole discretion following written notice to Contractor at any time until thirty (30) days prior to the Launch Date. In the event of early termination by Satmex, ILS is entitled to retain a portion of the launch service price. The amount to be retained by ILS increases based on the proximity of the termination date to the beginning of the launch period.
The payments to be made under the Agreement may be deemed to exceed the level of capital expenditures that Satmex may make or commit to make under the indentures governing its First Priority Senior Security Notes due 2011 (“First Priority Notes”) and Second Priority Senior Security Notes due 2013 (“Second Priority Notes”). Satmex, therefore, obtained waivers for certain indenture covenants from the holders of a majority of each of the First Priority Notes and Second Priority Notes to allow Satmex to enter into both the Agreement and the satellite construction agreement with SSL for the design and construction of Satmex 8, and to make up to $100 million of cash payments in connection therewith (the “Waiver”). Satmex will require further waivers from the holders of its First Priority Notes and Second Priority Notes or alternative financing arrangements in order to make the contemplated payments under the Agreement in excess of the amounts permitted under the Waiver.
A copy of the press release with respect to this matter is attached hereto as Exhibit 99.1.
Exhibit 99.1 Press Release of Satélites Mexicanos, S.A. de C.V., dated December 23, 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 23, 2010

Satélites Mexicanos, S.A. de C.V. (Registrant)
By:	/s/ Pablo Manzur y Bernabéu
	Name:	Pablo Manzur y Bernabéu
	Title:	General Counsel

EXHIBIT INDEX

Exhibit Number	Document
99.1	Press Release of Satélites Mexicanos, S.A. de C.V., dated December 23, 2010